
October 22, 2015

Mail Stop 4546

<u>Via Email</u>
Ms. Ching Tao
Chief Financial Officer
No. 32 Qinhuangdao Road, Building C
Shanghai 200082, Peoples Republic of China

> **Re: Noah Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 24, 2015**
> **Response dated September 15, 2015**
> **File No. 001-34936**

Dear Ms. Tao:

We have reviewed your response letter dated September 15, 2015 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 4. Information on the Company, page 45</u>

<u>Our Services, page 48</u>

<u>Internet Finance, page 49</u>

1. We note your response to comment one of our letter dated August 20, 2015 regarding your recently created Internet Finance segment. Please revise your future filings to address the following to more clearly identify the nature of the services provided and revenue streams earned.

   - Revise your future disclosure to more clearly identify the type of services provided as part of your online private banking services as well as a description of the fee structures for such services. Clearly identify the difference in services provided via this online private banking venue versus the services you provide to customers through your offices, and explain how the fee structure is different.

- Revise to clearly identify the nature of the online payment and related services you are facilitating. Identify the types of payments made and the fee structure for these services. Consider quantifying the volume of payments facilitated under this business line, and discuss the trends experienced here.

Asset Management Products, page 52

2. We note from your response to prior comment two that your future disclosure will include a roll-forward of assets under management (AUM) on a historical cost basis not showing effects of market appreciation/depreciation. Please respond to the following items:

- Tell us and revise to more clearly disclose in future filings whether your asset management fee (that is calculated as a percentage of AUM) is also based on historical cost basis, or whether the fee considers market appreciation/depreciation. Reconcile your prior response that AUM is based on historical cost with your disclosure on page 1 of your Form 20-F that AUM "refers to the total market value of the assets (you) manage, for which (you) are entitled to receive fees, performance-based income or general partner capital."

- Provide a notation either narratively or through a footnote to your AUM roll-forward that such amounts are shown on a historical cost basis and the extent to which the related fees are calculated on a historical cost basis.

- We note your disclosure on page 20 that "To the extent (y)our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of (y)our asset management business will likely be reduced and (y)our ability to grow existing funds and raise new funds in the future will likely be impaired." Given the relationship between market values of AUM and your revenues and profitability, consider supplementing the information in your historical cost rollforward with a fair value rollforward.

- Clearly explain in detail how you (and your customers) monitor and consider market values of these funds for risk and trend analyses over time. To the extent you choose not to monitor the risk of market appreciation or depreciation over time, revise the appropriate sections of your document to state this fact and describe the risks posed.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services

cc (via email): Alan Seem, Shearman & Sterling LLP